Exhibit 99.5

1395 Brickell Avenue, Suite 1200
Miami, FL 33131-3368
+1 305 577 3100 tel
+1 305 374 7159 fax

September 21, 2026

To: The United States Securities and Exchange Commission

Brookfield Corporation

Brookfield Finance Inc. (together, the “Company”)

We refer to the Company’s registration statement on Form F-10 (File No. 333-292304), as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated September 21, 2026 (the “Prospectus Supplement”), we hereby consent to (i) the reference to our name under the heading “Experts” in the Prospectus Supplement, (ii) the references to our opinion under “Certain United States Federal Income Tax Considerations” in the Joint Supplement to the Management Information Circular of Brookfield Corporation and the Management Information Circular of Brookfield Wealth Solutions Ltd. dated June 5, 2026 with respect to a proposed Plan of Arrangement involving Brookfield Corporation, Brookfield Wealth Solutions Ltd. and Brookfield Corporation Ltd. (the “Circular”), incorporated by reference in the Prospectus Supplement and (iii) references to our name in the Circular, incorporated by reference in the Prospectus Supplement.. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very Truly Yours,

/s/ Weil, Gotshal & Manges LLP

Weil, Gotshal & Manges LLP

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